THE ALKALINE WATER COMPANY INC.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254
Tel: 480.656.2423

November 22, 2017

VIAEDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Lisa M. Kohl,
Legal Branch Chief

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Post-Effective Amendment to Form S–1
Filed September 14, 2017
File No. 333-209124

We write in response to your letter of October 2, 2017 to Richard Wright, Chief Executive Officer of the Company, with respect to Post‐Effective Amendment to Form S‐1 filed by the Company on September 14, 2017. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of October 2, 2017.

General

1.

We note that the Public Company Accounting Oversight Board (“PCAOB”) issued an Order dated September 14, 2017 that, among other things, revoked the registration of Seale and Beers, CPAs LLC. If the PCAOB revokes the registration of an audit firm, audit reports issued by that firm may no longer be included in a registrant’s filings made on or after the date the firm’s registration is revoked, even if the report was previously issued before the date of revocation. We will defer any further review of this registration statement until a firm registered with the PCAOB has re‐audited your financial statements for the fiscal year ended March 31, 2016.

AMC Auditing, LLC, a firm registered with the PCAOB, has re–audited the Company’s financial statements for the fiscal year ended March 31, 2016 and the Post–Effective Amendment #2 to Form S–1 includes a newly issued report by AMC Auditing, LLC.

2.

We note that your registration statement on Form S‐1 was declared effective on February 11, 2016 with audited financial statements through March 31, 2015 and that the post‐effective amendment filed September 14, 2017 is the first post‐effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post‐effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made during the period in which the audited financial statements were not current.

The Company offered 9,000,000 shares of its common stock and warrants to purchase up to 4,500,000 shares of common stock pursuant to the registration statement on Form S‐1, which was declared effective on February 11, 2016. On March 4, 2016, the Company sold all of these shares and warrants. On August 26, 2016, two warrant holders exercised an aggregate of 600,000 warrants and there has been no other exercise of the warrants sold on March 4, 2016. Accordingly, the Company sold all of the shares and warrants before the audited financial statements became stale and no one exercised the warrants during the period in which the audited financial statements were not current.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643‐3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A.Wright
President, Chief Executive Officer and Director